sanofi-aventis
Investor Relations
Paris, August 31, 2004

EXCELLENT FIRST HALF OF 2004 FOR SANOFI-SYNTHELABO

•	STRONG GROWTH IN EPS* IN THE FIRST HALF OF 2004:

21.6% ON A REPORTED BASIS
32.8% AT 2003 EXCHANGE RATES

*	Earnings per share before exceptional items and goodwill amortization

EXCELLENT FIRST HALF OF 2004 FOR SANOFI-SYNTHELABO:

•	Strong sales growth:

•	Consolidated net sales: up 18.9% on a comparable basis (14.3% on a reported basis) at 4,460 million euros.

•	Developed sales [1]: up 25.5% on a comparable basis at 5,832 million euros

•	Improvement of 1.3 points in gross margin (1.6 point at 2003 exchange rates2).

•	R&D investment maintained, with a rise of 13.4% (16.6% at 2003 exchange rates2).

•	Sales and marketing spend maintained across all markets, especially in the United States

•	Strong growth in operating profit of 24.6% (34.9% at 2003 exchange rates2)

•	20.6% advance in net income (31.9% at 2003 exchange rates2) to 1,138 million euros

•	20.0% growth in net income before exceptional items and goodwill amortization (31.2% at 2003 exchange rates2) to 1,136 million euros

•	EPS[3] of 1.63 euros, a rise of 21.6% (32.8% at 2003 exchange rates)

BROAD SUCCESS OF THE OFFER FOR AVENTIS

•	95.47% of the capital of Aventis tendered into the offer

OUTLOOK FOR 2004

•	First half performance fully supports Sanofi-Synthélabo’s 2004 forecasts[4] (excluding Aventis acquisition)

•	Confirmation of the accretive effect of the deal on Sanofi-Aventis proforma net adjusted income per share[5]

FURTHER HIGHLY FAVORABLE RESULTS FOR ACOMPLIATM

•	Confirmation of excellent risk/benefit profile of AcompliaTM, with the presentation to the ESC[6] of very favorable one-year results from the RIO-Europe study

1 Developed sales include Sanofi-Synthélabo consolidated sales and sales generated under the agreements with Bristol-Myers Squibb on Plavix®/Iscover® (clopidogrel) and Aprovel®/Avapro®/Karvea® (irbesartan), and with Fujisawa on Stilnox®/Myslee® (zolpidem) (see explanatory note)
2 Average real exchange rate for the first half of 2003
3 Before exceptional items and goodwill amortization
4 Barring major adverse events, based on the current Group structure, and excluding the combination with Aventis:1) a similar level of consolidated sales growth, on a comparable basis, to that achieved in 2003; 2) at an exchange rate of 1.25 dollars to the euro, an increase in earnings per share of around 15% before exceptional items and goodwill amortization
5 See explanatory note
6 European Society of Cardiology

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In accordance with the resolution passed by the Combined General Meeting of June 23, 2004, and following settlement of the offer for Aventis, the company name has been changed from Sanofi-Synthélabo to Sanofi-Aventis.

As the acquisition of control over Aventis occurred after June 30, 2004, the financial data for the first half of 2004 do not include the financial statements of Aventis and its subsidiaries.

The consolidated financial statements of Sanofi-Aventis (formerly Sanofi-Synthélabo) for the first half of 2004 were examined by the Audit Committee at its meeting of August 27, 2004, and approved by the Board of Directors of Sanofi-Aventis at its meeting of August 30, 2004.

Consolidated net sales for the first half of 2004 totaled 4,460 million euros, an increase of 18.9% on a comparable basis and 14.3% on a reported basis.

There was a negative currency effect of 4.5 points in the first half of 2004, more than two-thirds of which was due to the fall in the US dollar against the euro in the first half of 2003.

•	Gross profit came to 3,660 million euros, a rise of 16.1%. Gross margin was 82.1%, 1.3 points higher than for the first half of 2003. This improvement was due to product mix, productivity gains, and an increase in royalty income from Plavix® and Avapro®. At 2003 exchange rates[7], gross margin would have been 82.4%, an improvement of 1.6 points.

•	Research and development expenses rose by 13.4% in the first half to 704 million euros, representing 15.8% of net sales, a similar proportion to the first half of 2003. At 2003 exchange rates[7], the rise in research and development expenses would have been 16.6%. This growth was due mainly to major clinical trials programs for products already on the market (Plavix® and Aprovel®/Avapro®) and those in clinical development phase, and (from January 1, 2004) to the financing of the entire cost of developing Arixtra®, idraparinux and other oligosaccharides.

•	Selling and general expenses were 1,356 million euros, up 12.6% on the first half of 2003. At 2003 exchange rates[7], the increase in selling and general expenses would have been 17.4%. Sales and marketing efforts continued to be stepped up very substantially in the United States to support the strong growth in our product portfolio.

•	Other operating income, which mainly comprises transfers of profits in respect of joint operations with alliance partners (primarily Bristol-Myers Squibb), showed net income of 133 million euros, against 63 million euros in the first half of 2003, despite the unfavorable trends in the dollar.

The overall increase in this item reflects the strong growth experienced by Plavix® and Aprovel®/Avapro® in both Europe and the United States.

During the first half of 2004, Sanofi-Synthélabo’s share of profits generated by Plavix® and Avapro® in North America, the territory managed by Bristol-Myers Squibb, came to 254 million euros, compared with 153 million euros for the first half of 2003.

Conversely, profits passed on to Bristol-Myers Squibb for the territory managed by Sanofi-Synthélabo totaled 115 million euros, against 83 million euros in the first half of 2003.

7 Average real exchange rates for the first half of 2003

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•	Operating profit for the first half of 2004 was 1,733 million euros, up 24.6% on the first half of 2003. Operating margin advanced by more than 3 points to 38.9%, compared with 35.6% in the first half of 2003. At 2003 exchange rates[8], the increase in operating profit would have been 34.9%.

•	Net financial income for the first half of 2004 was 22 million euros, against 63 million euros in the first half of 2003. The reduction in this item was notably due to lower foreign exchange gains (29 million euros, versus 53 million euros in the six months to June 2003).

•	Income taxes amounted to 576 million euros, compared with 458 millions in the first half of 2003. The effective tax rate was 34.0%, against 33.1% in the six months to June 30, 2003 and 33.9% in the year to December 31, 2003.

•	Net income rose by 20.6% to 1,138 million euros. At 2003 exchange rates[8], the rise would have been 31.9%. Earnings per share was 1.63 euros, 21.6% higher than the 2003 first-half figure of 1.34 euros.

•	Net income before exceptional items and goodwill amortization was up 20.0% at 1,136 million euros. At 2003 exchange rates[8], the increase would have been 31.2%.

•	Earnings per share before exceptional items and goodwill amortization was 1.63 euros, 21.6% higher than the 2003 first-half figure of 1.34 euros. At 2003 exchange rates[8], the growth rate would have been 32.8%. The difference between the growth rates for net income and earnings per share was mainly due to the share buybacks that took place in the second half of 2003. The average number of shares used to calculate earnings per share for the first half of 2004 was 696.3 million, compared with 706.5 million for the first half of 2003.

The net cash position in the balance sheet at June 30, 2004 was 2,895 million euros, compared with 3,010 million euros as of December 31, 2003, after taking account a net amount of 577 million euros of treasury shares held in connection with stock option plans (against 613 million euros at the end of December 2003).

Study of a merger between Sanofi-Aventis and Aventis:
Following the acquisition of control of Aventis and in order to create a more streamlined legal structure that better reflects the operational organization of the new Group, the Board of Directors of Sanofi-Aventis has authorized the study of a merger of Aventis with and into Sanofi-Aventis with Sanofi-Aventis the surviving corporation in the merger on the basis of an exchange ratio equivalent to that of the all share election in the offer, before adjustment (1.1739). The study would contemplate completion of the merger by the end of 2004.

Appointement of the Vice Chairman of the board:
The Sanofi-Aventis Board of Directors appointed Mr. Jürgen Dormann Vice Chairman of the Board.

8 Average real exchange rates for the first half of 2003

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Recent events

August 10, 2004	The judge in the Plavix litigation in the United States sets the Pre-trial Order date at December 8, 2004.

August 29, 2004	Presentation to the European Society of Cardiology (ESC) of very favorable results for AcompliaTM (RIO-Europe study, 1-year results).

Recent events associated with the offer for Aventis

August 11, 2004	Announcement of a public offer for 20% of the capital of Aventis Pharma Limited India, 50.1% owned by Aventis subsidiary Hoechst AG.

August 12, 2004	Announcement of definitive results of Sanofi-Synthélabo’s offer for Aventis. 769,920,773 Aventis shares, representing 95.47% of the capital and 95.52% of the voting rights of Aventis (based on 806,437,011 shares and 806,044,276 voting rights as of July 31, 2004) were tendered to the offers.

August 13, 2004	Reopening of the French, German and American offers for 17 trading days. The terms and conditions, the consideration offered and the financial analysis of the terms of these reopened offers are identical to those offered in the improved offer as described in the prospectus supplement which received visa no. 04-384 from the AMF. The offers close on September 6, 2004.

August 20, 2004	Settlement of the offer, creating Sanofi-Aventis, world no.3 and European no.1 in pharmaceuticals. The cash portion of the offer (representing a total of 14.8 billion euros) was financed as follows:

• Tranche A credit facility of 5 billion euros (which credit facility was signed on April 24, 2004 by Sanofi-Synthelabo) used in full;
• Tranche B credit facility of 5.5 billion euros (which credit facility was signed on April 24, 2004 by Sanofi-Synthelabo) used in full;
• commercial paper of 0.9 billion euros;
• the balance from available cash.

August 23, 2004	Announcement by Sanofi-Aventis of a mandatory public offer for the 1.91% of the capital of Hoechst AG not held by Sanofi-Aventis. Announcement by Aventis of its intention to acquire the shares of the outstanding shareholders of Hoechst AG through a squeeze out transaction.

August 30, 2004	Authorization by the Board of Directors of Sanofi-Aventis of the study of a merger of Aventis with and into Sanofi-Aventis with Sanofi-Aventis the surviving corporation in the merger on the basis of an exchange ratio equivalent to that of the all share election in the offer, before adjustement (1.1739). The study would contemplate completion of the merger by the end of 2004.

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Detailed figures for the first half of 2004

Sanofi-Synthélabo consolidated statements of income

In millions of euros	H1 2004	H1 2003	Change
Net sales	4,460	3,903	+14.3%

Gross profit	3,660	3,153	+16.1%

Research and development expenses	(704)	(621)	+13.4%
Selling and general expenses	(1,356)	(1,204)	+12.6%
Other operating income/(expense), net	133	63	+111.1%

Operating profit	1,733	1,391	+24.6%

Intangibles – amortization and impairment	(65)	(66)	-1.5%
Financial income/(expense), net	22	63	-65.1%
Exceptional items	9	1	—
Income taxes	(576)	(458)	+25.8%
Income from equity investees, net	21	19	+10.5%
Goodwill amortization	(4)	(4)	—
Minority interests	(2)	(2)	—

Net income	1,138	944	+20.6%

Exceptional items and goodwill amortization, net of income taxes	(2)	3	—

Net income before exceptional items and goodwill amortization	1,136	947	+20.0%

Average number of shares outstanding	696,271,508	706,514,070	--

Earnings per share before exceptional items and goodwill amortization, in euros	1.63	1.34	+21.6%

Earnings per share	1.63	1.34	+21.6%

Sanofi-Synthélabo simplified balance sheet

In millions of euros

			LIABILITIES &
	June 30,	December	SHAREHOLDERS'	June 30,	December
ASSETS	2004	31, 2003	EQUITY	2004	31, 2003
Total fixed assets	3,083	2,712	Shareholders’ equity	6,834	6,323
Deferred income taxes	410	472	Minority interests	16	18
Inventories, accounts receivable & other current assets	3,846	3,187	Other long-term liabilities	806	763
Short-term investments & deposits, cash	3,218	3,378	Accounts payable & other short-term liabilities	2,578	2,277

			Debt	323	368

Total assets	10,557	9,749	Total liabilities & shareholders’ equity	10,557	9,749

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Sanofi-Synthélabo simplified statement of cash flows

In millions of euros	H1 2004	H1 2003
Operating cash flow before changes in working capital	1,396	1,114
Changes in working capital	(630)	(355)

Net cash provided by operating activities	766	759

Total investments	(201)	(187)
Asset disposals and other items	15	6

Net cash used in investing activities	(186)	(181)

Change in borrowings and other items (of which impact of exchange rates variation)	(47)	(102)
Dividends paid	(667)	(582)
Repurchase of own shares	10	(684)

Net cash used in financing activities	(704)	(1,368)

Net change in cash and cash equivalents	(124)	(790)

First-half consolidated net sales by geographical region

				Change
				on a	Change on a
		H1 2003	H1 2003	comparable	reported
Millions of euros	H1 2004	comparable	reported	basis	basis
Europe	2,584	2,307	2,327	+12.0%	+11.0%
United States	1,065	784	884	+35.8%	+20.5%
Other countries	811	660	692	+22.9%	+17.2%

Total	4,460	3,751	3,903	+18.9%	+14.3%

First-half consolidated net sales of the top 10 products

				Change on a	Change on a
		H1 2003	H1 2003	comparable	reported
Millions of euros	H1 2004	comparable	reported	basis	basis
Plavix®	818	605	612	+35.2%	+33.7%
Stilnox®/Ambien®	661	562	627	+17.6%	+5.4%
Eloxatin®	541	357	384	+51.5%	+40.9%
Aprovel®	390	330	334	+18.2%	+16.8%
Fraxiparine®	174	162	166	+7.4%	+4.8%
Depakine®	150	135	137	+11.1%	+9.5%
Xatral®	138	102	103	+35.3%	+34.0%
Solian®	97	71	71	+36.6%	+36.6%
Cordarone®	72	72	73	0.0%	-1.4%
Tildiem®	65	67	67	-3.0%	-3.0%

Total	3,106	2,463	2,574	+26.1%	+20.7%

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Explanatory notes:

Unless otherwise stated, all figures in this press release are in French GAAP.

In this press release, we refer to our historical sales as “reported” sales.

In addition to reported sales, we also present and discuss two other non-GAAP indicators that we believe are useful measurement tools to explain changes in our reported sales:

Comparable sales: When we refer to the change in our sales on a “comparable” basis, we mean that we exclude the impact of exchange rate fluctuations and changes in Group structure (acquisitions and divestitures of entities and rights to products as well as change in the consolidation percentage for consolidated entities).

For any two periods, we exclude the impact of exchange rates by recalculating sales for the earlier period on the basis of exchange rates used in the later period.

We exclude the impact of acquisitions by including sales for a portion of the prior period equal to the portion of the current period during which we owned the entity or product rights based on sales information we receive from the party from whom we make the acquisition. Similarly, we exclude sales in the relevant portion of the prior period when we have sold an entity or rights to a product.

For a change in the consolidation percentage of a consolidated entity, the prior period is recalculated on the basis of the consolidation method used for the current period.

Reconciliation of H1 2003 reported-basis sales to H1 2003 comparable-basis sales

In millions of euros
H1 2003 reported-basis sales	3,903
Impact of changes in Group structure	-5
Impact of exchange rates	-147
H1 2003 comparable-basis sales	3,751

Developed sales: When we refer to “developed sales” of a product, we mean consolidated sales, excluding sales of products to our alliance partners, but including those that are made through our alliances and which are not included in our consolidated sales (with Bristol-Myers Squibb on Plavix ® /Iscover ® (clopidogrel) and Aprovel ® /Avapro ® /Karvea ® (irbesartan) and with Fujisawa on Stilnox® / Myslee ® (zolpidem). Our alliance partners provide us with information regarding their sales in order to allow us to calculate developed sales.

We believe that developed sales are a useful measurement tool because they demonstrate trends in the overall presence of our products in the market.

Reconciliation of H1 2004 consolidated sales to H1 2004 developed sales

In millions of euros
H1 2004 consolidated sales	4,460
Non-consolidated sales of Plavix®/Iscover® net of sales of product to Bristol-Myers Squibb	+1,051
Non-consolidated sales of Aprovel®/Avapro®/Karvea® net of sales of product to Bristol-Myers Squibb	+302
Non-consolidated sales of Stilnox®/Myslee® net of sales of product to Fujisawa	+19
H1 2004 developed sales	5,832

Net Income Before Exceptional Items and Goodwill Amortization. Net income before exceptional items and goodwill amortization is a non-GAAP financial measure that we define as net income excluding the effect of exceptional items and goodwill amortization, net of income tax and minority interests. We have included this non-GAAP financial measure in addition to the corresponding GAAP financial measure net income (which includes the effect of exceptional items and non-cash charges for goodwill amortization) because we consider this non-GAAP financial measure better reflects the underlying business performance of our operations. In addition, we use this measure to assess our financial performance and to compare our financial performance across periods.

Earnings Per Share (EPS) Before Exceptional Items and Goodwill Amortization. EPS before exceptional items and goodwill amortization is a non-GAAP financial measure that we define as net income before exceptional items and goodwill amortization divided by the basic number of shares outstanding calculated using the weighted average number of shares outstanding during the applicable accounting period, adjusted on a time-weighted basis from the date of acquisition to reflect the number of Sanofi-Synthélabo shares held by the Group.

Adjusted net income: Sanofi-Aventis believes that investor understanding of Sanofi-Aventis’ performance will be enhanced by disclosing “adjusted net income” for Sanofi-Aventis’ core business. Sanofi-Aventis defines “adjusted net income”, a non-GAAP financial measure as net income as determined under French GAAP(which will include under the equity method Aventis’s 50% interest in the earnings of Merial), excluding the impact of purchase accounting for the Aventis acquisition and acquisition-related integration and restructuring costs. Sanofi-Aventis views adjusted net income as an operating performance measure and believes that the most directly comparable French GAAP measure is net income.

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Adjusted net income excludes the effects of purchase-accounting treatments under French GAAP related to the acquisition of Aventis. The purchase-accounting effects on net income will primarily relate to the one-time charge for purchased in-process research and development, the charges to cost of goods sold from the workdown of purchased inventory that was written up to fair value, the charges related to the amortization of Aventis’ goodwill and the charges related to the amortization of Aventis’s definite-lived intangible assets. Sanofi-Aventis believes that excluding these non-cash charges will enhance an investor’s understanding of Sanofi-Aventis’s underlying economic performance after the combination with Aventis because the excluded charges are not considered by management and the board of directors of Sanofi-Aventis to reflect the combined entity’s ongoing operating performance after the business combination. Rather, management and the board of directors of Sanofi-Aventis consider that each of the excluded fixed, non-cash charges reflects the decision, in 2004, to acquire the businesses of Aventis.

Sanofi-Aventis also believes (subject to the material limitations discussed below) that disclosing “adjusted net income” will also enhance the comparability of its ongoing operating performance. The elimination of the non-recurring items (the one-time charge for purchased in-process research and development and the charges to cost-of-goods sold resulting from the workdown of purchased inventory that was written up to fair value) will enhance comparability after the combination from one period to the other. The elimination of the amortization of goodwill resulting from the acquisition of Aventis will also enhance comparability (1) across periods after the combination (because in April 2005, Sanofi-Aventis will be required to publish its financial statements under IFRS, and it is presently expected that, under IFRS, goodwill will no longer be amortized) and (2) relative to its peers in the pharmaceutical industry (many of which, including Eli Lilly, Johnson & Johnson, Pfizer, Bristol Myers Squibb, Abbott, Wyeth, Merck & Co. and Schering Plough, report their results under U.S. GAAP, under which accounting principles goodwill is not amortized). Lastly, Sanofi-Aventis believes that the elimination of charges related to the amortization of Aventis’ definite-lived intangible assets will also enhance the comparability of its ongoing operating performance relative to its peers in the pharmaceutical industry that carry these intangible assets (principally patents and trademarks) at low book values either because they are the result of in-house research and development that has already been expensed in prior periods or because they were acquired through business combinations that were accounted as poolings-of-interest.

Management intends to use adjusted net income to manage and to evaluate Sanofi-Aventis’ performance and believes it is appropriate to disclose this non-GAAP financial measure, as a supplement to its French GAAP reporting, to assist investors with their analysis of the factors and trends affecting Sanofi-Aventis’ business performance. Management intends to revise the format of its internal management reporting to include this measure as a subtotal and will consider adjusting its segment information in accordance with SFAS 131 criteria to take into account this revised format. Management expects to use the measure as a component in setting incentive compensation targets, because it better measures the underlying operational performance of the business and excludes charges over which managers have no control. Management also intends that, after the acquisition of Aventis, future earnings guidance for the combined entity will be given on the basis of non-GAAP adjusted net income. As announced on January 26, 2004, management also intends to use adjusted net income to manage and analyze dividend policy for the combined group. After the acquisition of Aventis, in general, and subject to any applicable legal restrictions on distributions, Sanofi-Aventis intends to propose that its shareholders approve an annual dividend determined as a percentage of adjusted net income achieved in respect of the relevant year and management intends to manage and analyze dividends paid as a ratio of non-GAAP adjusted net income, which it believes provides a consistent basis for comparison across periods. Accordingly, management believes that an investor’s understanding of the evolution of Sanofi-Aventis’ dividend policy will be enhanced by disclosing non-GAAP adjusted net income.

Sanofi-Aventis reminds investors, however, that non-GAAP adjusted net income should not be considered in isolation from, or as a substitute for, net income reported in accordance with French GAAP. In addition, Sanofi-Aventis strongly encourages investors and potential investors, including holders of Aventis ordinary shares, not to rely on any single financial measure but to review its financial statements, including the notes thereto, and its other publicly-filed reports carefully and in their entirety.

In accordance with article 7 of COB rule no. 2002-04, this press release was transmitted to the Autorité des marchés financiers (AMF) before publication.

Important Information

In connection with the proposed acquisition of Aventis, Sanofi-Aventis (formerly Sanofi-Synthelabo) has filed a registration statement on Form F-4 (File no. 333-112314), including a prospectus and a prospectus supplement relating to the revised offer, and will file additional documents with the SEC. Investors are urged to read the registration statement, including the prospectus and the prospectus supplement relating to the revised offer, and any other relevant documents filed with the SEC, including all amendments and supplements, because they contain important information. Free copies of the registration statement, as well as other relevant documents filed with the SEC, may be obtained at the SEC’s web site at www.sec.gov. The prospectus and the prospectus supplement relating to the revised offer and other transaction-related documents are being mailed to Aventis security holders eligible to participate in the U.S. offer and additional copies may be obtained for free from MacKenzie Partners, Inc., the information agent for the U.S. offer, at the following address: 105, Madison Avenue, New York, New York 10016; telephone: 1-(212) 929-5500 (call collect) or 1-(800) 322-2885 (toll-free call); e-mail proxy@mackenziepartners.com.

In France, holders of Aventis securities are requested, with respect to the offer, to refer to the prospectus supplement (note d’information complémentaire), which has been granted visa number 04-384 by the AMF and which is available on the website of the AMF (www.amf-france.org) and without cost from: BNP Paribas Securities Services, GIS-Emetteurs, Service Logistique, Les Collines de l’Arche, 75450 Paris Cedex 9 and to the recommendation statement (note d’information en réponse) which has been granted visa number 04-510.

The public offer to holders of Aventis ordinary shares located in Germany (the “German Offer”) is being made in accordance with applicable German law and pursuant to an offer document/sales prospectus, which is available free of charge at BNP Paribas Securities Services, Grüneburgweg 14, D-60322 Frankfurt am Main (Fax: 069 — 152 05 277) and on the website of the Company (www.sanofi-synthelabo.com). Any decision to tender Aventis ordinary shares in exchange for Sanofi-Aventis ordinary shares under the German Offer must be taken exclusively with regard to the terms and conditions of the German Offer, as well as with regard to the information included in the offer document/sales prospectus, including any amendments thereto, issued in Germany.

The French Offer, the U.S. Offer and the German Offer are being made on substantially the same terms and completion of these offers is subject to the same conditions. It is intended that the subsequent offering periods in each of these three offers will expire at the same time.

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This press release does not constitute an offer to purchase or exchange or the solicitation of an offer to sell or exchange any securities of Aventis or an offer to sell or exchange or the solicitation of an offer to buy or exchange any securities of Sanofi-Aventis, nor shall there be any sale or exchange of securities in any jurisdiction (including the United States, Germany, Italy and Japan) in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. The solicitation of offers to buy Sanofi-Aventis ordinary shares (including Sanofi-Aventis ordinary shares represented by Sanofi-Aventis ADSs) in the United States will only be made pursuant to a prospectus and related offer materials that Sanofi-Aventis expects to send to holders of Aventis securities. The Sanofi-Aventis ordinary shares (including Sanofi-Aventis ordinary shares represented by Sanofi-Aventis ADSs) may not be sold, nor may offers to buy be accepted, in the United States prior to the time the registration statement becomes effective. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the United States Securities Act of 1933, as amended.

Forward-Looking Statements

This press release contains statements that constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-Looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions. Although Sanofi-Aventis management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi-Aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. The following factors, among other risks and uncertainties that are described in our Form 20-F as filed with the SEC on April 2, 2004 and in the Reference Document filed with the French Autorité des Marchés Financiers on April 2, 2004, could cause actual results to differ materially from those described in the forward-looking statements: the ability of Sanofi-Aventis to expand its presence profitably in the United States; the success of Sanofi-Aventis’ research and development programs; the ability of Sanofi-Aventis to protect its intellectual property rights; and the risks associated with reimbursement of health care costs and pricing reforms, particularly in the United States and Europe. Other than as required by applicable law, Sanofi-Aventis does not undertake any obligation to provide updates or to revise any forward-looking statements.

Investors and security holders may obtain a free copy of the Form 20-F filed with the SEC on April 2, 2004 and any other documents filed by Sanofi-Aventis with the SEC at www.sec.gov and may obtain the Reference Document filed with the AMF on April 2, 2004 (N° 04-0391) and other documents filed with the AMF at www.amf-france.org. Free copies may also be obtained directly from Sanofi-Synthelabo on our web site at: www.sanofi-synthelabo.com

REMINDER

A conference call for financial analysts, institutional investors and journalists will be organized on Tuesday, August 31st, 2004 at 3.00 p.m. (Paris time) to present 2004 half-year results, and interim clinical data (Rio-Europe one-year data) of AcompliaTM in obesity.

This conference will be held in English.

In order to participate in the conference call, the following numbers are to be dialed 10 minutes before it starts :

France : United Kingdom : USA :	00 33 (0) 1 70 70 60 60 44 (0) 20 7784 10 04 1 718 354 11 52	code : 902488 code : 902488 code : 902488

The slides will be available on our website (www.sanofi-synthelabo.com) on
Tuesday, August 31st from 10:00 a.m.
This conference will be broadcast live on our website.
No recorded version will be archived for this conference.

Investor Relations Department:

Philippe Goupit Arnaud Delépine Sanjay Gupta Anne d’Halluin-Sulzer Loic Gonnet	Director of Investor Relations Investor Relations Europe Investor Relations US Investor Relations Investor Relations

Contacts:
E-mail: investor-relations@sanofi-synthelabo.com

Europe	United States
Tel: +33 1 53 77 45 45	Tel: 00 1 212 551 40 18
Fax: +33 1 53 77 42 96	Fax: 00 1 646 487 40 18

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